Exhibit 99.12

PRESS RELEASE

Denmark: TotalEnergies discovers new gas condensate
resources in offshore Harald field

Paris, October 29th, 2024 – TotalEnergies announces that the Harald East Middle Jurassic nearby exploration well (HEMJ-1X) has discovered additional gas condensate resources in the Harald field, in the Danish North Sea.

Located in shallow waters, 250 km off the west coast of Denmark, the HEMJ-1X well was drilled in the Eastern part of Harald field and encountered 48 meters of net gas condensate pay in a good quality reservoir.

The HEMJ-1X well will be immediately connected to the Harald platform and is expected to start producing before the end of the year through the existing Harald and Tyra facilities.

“The success of the Harald East Middle Jurassic well, nearby our Harald facilities in Denmark, demonstrates the strength of our Exploration strategy. This additional discovery at the Harald field will contribute to Danish energy supply by boosting our existing production in the North Sea in line with the Danish National Compromise”, said Kevin McLachlan, Senior Vice President Exploration at TotalEnergies.

TotalEnergies is the operator of the Danish Underground Consortium with a 43,2% working interest, alongside Joint Venture partners BlueNord (36,8%) and Nordsøfonden (20%).

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About TotalEnergies in Denmark

TotalEnergies is a leading energy company in Denmark, with operations in oil & gas as well as renewable electricity, employing a diverse and international workforce of around 1,200 people located in Esbjerg, offshore, and in Copenhagen. TotalEnergies operates more than 80% of oil and 90% of gas produced in Denmark, with a strong focus on emissions reductions as demonstrated by the end of routine flaring on its assets in 2023. In addition, the Company is developing carbon storage projects in the country, which could store up to 5 Mt/y of CO2 by 2030. In Integrated Power, TotalEnergies is developing two offshore wind projects (for a capacity of 405 MW) and is working on developing additional activities in wind, solar energy and biogas. Dating back more than half a century, our operations deliver an important contribution to the Danish energy supply, economy, and employment.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).